SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 2)

Under the Securities Exchange Act of 1934

U.S. LABORATORIES INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

90333T 10 5

(CUSIP Number)

Dickerson C. Wright
7895 Convoy Court, Suite 18
San Diego, California 92111
(858) 715-5800

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

With a copy to:
J. Jay Herron, Esq.
O’Melveny & Myers LLP
114 Pacifica
Suite 100
Irvine, California 92618

September 20, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90333T 10 5	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) DICKERSON C. WRIGHT

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*: PF (See Item 3)

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER -0- 8. SHARED VOTING POWER -0- 9. SOLE DISPOSITIVE POWER -0- 10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): -0-

14.	TYPE OF REPORTING PERSON IN

*See Instructions Before Filling Out!

CUSIP No. 90333T 10 5	13D	Page 3 of 4 Pages

Item 1.    Security and Issuer

This Amendment No. 2 amends the Schedule 13D (the “Schedule 13D”) filed on February 23, 1999 with the Securities and Exchange Commission, as amended by Amendment No. 1 thereto filed on August 28, 2002, with respect to shares of Common Stock, par value $0.01 per share (“Common Stock”), of U.S. Laboratories Inc., a Delaware corporation (the “Issuer”), by Dickerson C. Wright. All capitalized terms not defined herein shall have the meaning set forth for such terms in the Schedule 13D.

Item 4.    Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information thereto:

The Offer expired at 12:00 midnight, New York City time, on Thursday, September 19, 2002, and was not extended. Pursuant to the Tender and Support Agreement, the Reporting Person tendered (and did not withdraw) all 1,734,097 Shares owned by him. On September 20, 2002, Purchaser accepted for payment all Shares validly tendered and not withdrawn (including all Shares owned by the Reporting Person) prior to the expiration of the Offer at a price of $14.50 per share. In addition, pursuant to the Merger Agreement, each of the 142,000 Issuer Options held by the Reporting Person was cancelled upon the consummation of the Offer in consideration of the right of the Reporting Person to receive a payment in cash equal to the excess of $14.50 over the per-Share exercise price of such option.

Item 5.    Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated to read in its entirety:

The information set forth in Item 4 above is hereby incorporated by reference.

(a)  As a result of the transactions described in Item 4 above, the Reporting Person no longer has beneficial ownership of any shares of Common Stock.

(b)  Not applicable.

(c)  Except as set forth in this Schedule 13D, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

(d)  Subject to the provisions of the Tender and Support Agreement, no person other than the Reporting Person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares previously beneficially owned by the Reporting Person.

(e)  The Reporting Person ceased to be the beneficial owner of 5% or more of the outstanding shares of Common Stock on September 20, 2002.

CUSIP No. 90333T 10 5	13D	Page 4 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 24, 2002

DICKERSON C. WRIGHT, an individual /s/ Dickerson C. Wright